SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Schedule TO

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

WENDY’S INTERNATIONAL, INC.

(Name of Issuer)

WENDY’S INTERNATIONAL, INC.

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.10 Stated Value

(Title of Class of Securities)

950590109

(CUSIP Number of Class of Securities)

Leon M. McCorkle, Jr.

Executive Vice President, General Counsel and Secretary

Wendy’s International, Inc.

P.O. Box 256

4288 West Dublin-Granville Road

Dublin, Ohio 43017-0256

Telephone: (614) 764-3100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filling Persons)

Copies to:

J. Steven Patterson Akin Gump Strauss Hauer & Feld LLP 1333 New Hampshire Avenue, N.W. Washington, D.C. 20036-1564	Phillip R. Mills Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$799,999,992	$85,600.00

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 22,222,222 outstanding shares of common stock at the maximum tender offer price of $36.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0–11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for Fiscal Year 2007 issued by the Securities and Exchange Commission, equals $107.00 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $85,600.00	Filing Party: Wendy’s International, Inc.
Form of Registration No.: Schedule TO-I	Date Filed: October 18, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third–party tender offer subject to Rule 14d–1
☒	issuer tender offer subject to Rule 13e–4
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on October 18, 2006 as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the Commission on November 13, 2006 (collectively, the “Schedule TO”), and relates to the offer by Wendy’s International, Inc., an Ohio corporation (the “Company”), to purchase for cash up to 22,222,222 shares of its common stock, $0.10 stated value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price per share no less than $33.00 and no more than $36.00, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 18, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal, previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO (which together, as amended or supplemented from time to time, constitute the “Offer”).

The information contained in the Offer is expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein. This Amendment No. 2 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e–4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 11. Additional Information

Item 11(b) of the Schedule TO is hereby amended and supplemented by adding the following:

•	On November 17, 2006, the Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., Eastern Standard Time, on Thursday, November 16, 2006. That press release is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(vi) Press Release, dated November 17, 2006 (incorporated by reference from Exhibit 99 of Form 8-K filed on November 17, 2006).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WENDY’S INTERNATIONAL, INC.

By:	/s/ Leon M. McCorkle, Jr.
Name:	Leon M. McCorkle, Jr.
Title:	Executive Vice President, General Counsel and Secretary

Dated: November 17, 2006

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase, dated October 18, 2006.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W–9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 18, 2006.

(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 18, 2006.

(a)(1)(vi)*	Letter to Shareholders, dated October 18, 2006, from Kerrii B. Anderson, Chief Executive Officer and President of Wendy’s International, Inc.

(a)(1)(vii)*	Letter from Trustee to Participants in the Wendy’s Profit Sharing and Savings Plan, dated October 18, 2006.

(a)(1)(viii)*	Questions and Answers on Wendy’s Profit Sharing and Savings Plan Tender Rights and Procedure.

(a)(1)(xi)*	Letter to Executive Officers, dated October 18, 2006, who hold Company common stock in the Wendy’s Profit Sharing Plan and who are subject to Section 16 of the Securities and Exchange Act of 1934, as amended.

(a)(1)(x)*	Notice to Holders of Vested Stock Options, dated October 18, 2006.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Form of Summary Advertisement, dated October 18, 2006.

(a)(5)(ii)*	Press Release, dated October 17, 2006.

(a)(5)(iii)	Press Release, dated October 26, 2006 (incorporated by reference from Exhibit 99 of Form 8-K filed on October 26, 2006).

(a)(5)(iv)	Press Release, dated November 9, 2006 (incorporated by reference from Exhibit 99(a) of Form 8-K filed on November 13, 2006).

(a)(5)(v)	Press Release, dated November 9, 2006 (incorporated by reference from Exhibit 99(b) of Form 8-K filed on November 13, 2006).

(a)(5)(vi)	Press Release, dated November 17, 2006 (incorporated by reference from Exhibit 99 of Form 8-K filed on November 17, 2006).

(b)(i)	Not applicable

(d)(1)	Amended and Restated Rights Agreement between the Company and American Stock Transfer and Trust Company, dated December 8, 1997 (incorporated by reference from Exhibit 1 of Amendment No. 2 to Form 8-A/A Registration Statement, File No. 1-8116, filed on December 8, 1997).

(d)(2)	Agreement Among the Company, Trian Fund Management, L.P. and Certain Affiliates and Sandell Asset Management Corp. and Certain Affiliates, dated March 2, 2006 (incorporated herein by reference from Exhibit 10(v) of Form 10-K for the year ended January 1, 2006).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with Schedule TO on October 18, 2006.